SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 08, 2023
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40- F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release

dated

May

08,

2023

“OPERATING

UPDATE

FOR

THE

QUARTER

ENDED

31
MARCH 2023”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 08, 2023

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
OPERATING UPDATE

FOR THE QUARTER ENDED 31 MARCH 2023
The operating update of the Company for the quarter ended 31 March 2023 is as follows:
Quarter ended Quarter ended
31 MAR 2023 31 DEC 2022 % change
Production
Gold produced kg

1 329

1 278

4%
oz

42 728

41 089

4%
Gold sold kg

1 289

1 320

(2%)
oz

41 442

42 439

(2%)
Ore milled
Metric (000't)

5 217

5 686

(8%)
Yield Metric (g/t)

0.255

0.225

13%
Price and costs
Average gold price received R per kg

1 079 878

977 126

11%
US$ per oz

1 893

1 726

10%
Adjusted EBITDA * Rm

488.5

318.0

54%
US$m

27.5

18.1

52%
Cash operating costs R/t

170.3

156.0

9%
US$/t

10

9

11%
Cash operating costs R per kg

689 426

691 061

0%
US$ per oz

1 208

1 221

(1%)
All-in sustaining costs ** R per kg

790 471

844 697

(6%)
US$ per oz

1 385

1 492

(7%)
All-in costs ** R per kg

920 965

901 591

2%
US$ per oz

1 614

1 592

1%
Capital expenditure
Sustaining Rm

115.2

123.0

(6%)
US$m

6.5

7.0

(7%)
Non-sustaining/growth Rm

160.2

64.9

147%
US$m

9.0

3.7

143%
Average R/US$ exchange rate

17.75

17.61

1%
Rounding of figures may result in computational discrepancies
* A
djusted earnings before interest, taxes, depreciation and amortisation (" Adjusted EBITDA ") may not be comparable to similarly titled

measures of other companies.

Adjusted EBITDA is

not a measure of

performance under International
Financial Reporting

Standards (IFRS)

and should

be considered

in addition

to, and

not as

a substitute

for, other measures
of financial performance and liquidity.

**
All-in

cost

definitions

based

on

the

guidance

note

on

non-GAAP

Metrics

issued

by

the

World

Gold

Council

on

27 June 2013 .

Gold production increased by

4% from the previous

quarter to 1,329kg primarily

due to yield being

0.03g/t higher
at 0.255g/t, and despite an 8% decrease in ore treated.

Gold sold decreased by 31kg to 1,289kg.

As a result of the increase in

yield, cash operating costs per kilogram

of gold sold decreased marginally from

the
previous quarter to

R689,426/kg. Cash operating

costs per tonne

of material increased

from the previous

quarter
to

R170.3/t

due

to

a

decrease in

the

ore

treated,

the

result

of

the

reclamation of

final

remnant

and

clean

up
material at sites as they near depletion at both operations.
All-in sustaining costs per kilogram were

R790,471/kg,

decreasing quarter on quarter mainly due

to a decrease
in sustaining capital expenditure.
All-in

costs

per

kilogram

were

R920,965/kg,

increasing

quarter

on

quarter

mainly

due

to

an

increase

in

non-
sustaining capital expenditure, relating primarily to the development of the 20MW solar power plant.
Adjusted EBITDA increased by

54% from the previous

quarter to R488.5 million primarily

due to an increase

in
Rand gold price received.
Cash

and

cash

equivalents

increased

by

R160.2

million

to

R2,552.4

million

as

at

31

March

2023

(31 December

2022: R2,392.2

million), notwithstanding

the payment

of the

interim cash

dividend of

R172.1 million
for

the

six

months

ended

31

December

2022.

External

borrowings

remained

at

Rnil

as

at

31

March

2023

(31 December 2022: Rnil).
The cash generated

during the current

quarter will,
inter alia
, be applied

towards the Company’s

extended capital
expenditure programme for

the financial

year ending

30 June

2023. Despite

the remaining

capital expenditure
planned

for

the

current

financial

year,

the

Company

remains

in

a

favourable

position

to,

in

the

absence

of
unforeseen events, consider declaring a final cash dividend in or around August 2023.
The

information

contained

in

this

announcement

does

not

constitute

an

earnings

forecast.

The

financial
information

provided

is

the

responsibility

of

the

directors

of

DRDGOLD,

and

such

information

has

not

been
reviewed or reported on by the Company’s auditors.
Johannesburg
8 May 2023
Sponsor
One Capital